UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69035 /March 5, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15202

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In the Matter of

ADVANCED ID CORP.,	:	
AEON HOLDINGS, INC. (n/k/a BCM	:	ORDER MAKING FINDINGS AND
ENERGY PARTNERS, INC.),	:	REVOKING REGISTRATIONS OF
BEIJING CENTURY HEALTH MEDICAL, INC.,	:	SEVEN RESPONDENTS BY
CHINA AGRICORP, INC.,	:	DEFAULT
DRAGON INTERNATIONAL GROUP CORP.,	:	
ENDEVCO, INC.,	:	
ELECTRONIC KOURSEWARE	:	
INTERNATIONAL, INC.,	:	
ENSIGN SERVICES, INC., and	:	
ETELCHARGE.COM, INC.	:	

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        On February 6, 2013, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission and have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents are required to file an Answer within ten days of service of the OIP. See OIP at 4; 17 C.F.R. § 201.220(b). The proceeding is to be resolved by June 20, 2013, 120 days from service of the OIP on the last Respondent on February 20, 2013. Only Aeon Holdings, Inc. (n/k/a BCM Energy Partners, Inc.) (BCM Energy), filed an Answer on February 7, 2013, and participated in the telephonic prehearing conference on March 1, 2013. At the prehearing conference, BCM Energy stated that: (1) its last filing was a Form 10-Q for the period ended March 31, 2011; (2) it is ready to file a Form 10-K for 2011; (3) and a new certified accountant will soon complete all delinquent filings. The Division of Enforcement (Division) notified my office that it had received a signed Offer of Settlement from Electronic Kourseware International, Inc.

Findings of Fact and Conclusions of Law

        Advanced ID Corp. (Advanced ID), Beijing Century Health Medical, Inc. (Beijing Medical), China Agricorp, Inc. (China Agricorp), Dragon International Group Corp. (Dragon International), EnDevCo, Inc. (EnDevCo), Ensign Services, Inc. (Ensign), and eTelCharge.com, Inc.

(eTelCharge.com), are in default because they failed to file an answer, participate in the prehearing conference and otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to each of them.

Advanced ID, Central Index Key (CIK) No. 1005356, is a revoked Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced ID is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $372,000 for the prior nine months. As of February 1, 2013, Advanced ID's stock, symbol "AIDO," was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Beijing Medical, CIK No. 1352482, is a Delaware corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beijing Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of over $7,800 for the prior three months. As of February 1, 2013, Beijing Medical's stock, symbol "BCHM," was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Agricorp, CIK No. 799414, is a Nevada corporation located in Henan Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Agricorp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011. As of February 1, 2013, China Agricorp's stock, symbol "AMNN," was traded on the over-the-counter markets, but had no market makers, and was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dragon International, CIK No. 1050691, is a revoked Nevada corporation located in Ningbo, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dragon International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of over $3.7 million for the prior nine months. As of February 1, 2013, Dragon International's stock, symbol "DRGG," was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

EnDevCo, CIK No. 355300, is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EnDevCo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $957,000 for the prior three months. As of February 1, 2013, the company's stock, symbol "EDVC," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ensign, CIK No. 1421323, is a revoked Nevada corporation located in Dong Nai Province, Vietnam, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ensign is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010. As of February 1, 2013, Ensign's stock, symbol "ESVC," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

eTelCharge.com, CIK No. 1112682, is a revoked Nevada corporation located in Cedar Hill, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). eTelCharge.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $95,000 for the prior nine months. As of February 1, 2013, eTelCharge.com's stock, symbol "ETLC," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their period filings and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Advanced ID, Beijing Medical, China Agricorp, Dragon International, EnDevCo, Ensign, and eTelCharge.com have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of each of these Respondents' registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Advanced ID Corp., Beijing Century Health Medical, Inc., China Agricorp, Inc., Dragon International Group Corp., EnDevCo, Inc., Ensign Services, Inc., and eTelCharge.com, Inc., is revoked.

I FURTHER ORDER that as to BCM Energy:

April 5, 2013:   Division's motion for summary disposition;
April 26, 2013:   Respondent's Reply to the motion; and
May 10, 2013:   Division's Rebuttal.

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Brenda P. Murray
Chief Administrative Law Judge